CXApp Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, CA 94306

VIA EDGAR

August 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Mariam Mansaray; Matthew Derby

Re: CXApp Inc.

Registration Statement on Form S-3

Filed August 11, 2025

File No. 333-289460

Ladies and Gentlemen:

CXApp Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 25, 2025, with respect to the above-referenced Registration Statement on Form S-3 filed with the Commission on August 11, 2025 (the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Registration Statement on Form S-3

General

1. It appears that you are relying on General Instruction I.B.6 of Form S-3 to register the offer and sale of shares to Avondale Capital pursuant to a Securities Purchase Agreement. Please confirm that the aggregate market value of securities to be registered and sold under the Securities Purchase Agreement will represent no more than one-third of the company’s public float and are included in your I.B.6 calculation. In addition, disclose the remaining available capacity under your Securities Purchase Agreement. Refer to Securities Act Forms Compliance and Disclosure Interpretations 116.21.

Response: We are not registering the offer and sale of shares to Avondale Capital, LLC (“Avondale”) pursuant to either the base prospectus or the sales agreement prospectus contained in the Registration Statement, and therefore do not believe an amendment to the Registration Statement is appropriate. The sales agreement prospectus solely covers the potential offer and sale from time to time of shares of our common stock pursuant to our At the Market Offering Agreement with Maxim Group LLC. Additionally, as previously disclosed, on August 8, 2025, we entered into a waiver agreement with Avondale, pursuant to which Avondale agreed to waive, solely in connection with the filing of the Registration Statement, the registration rights set forth in that certain Securities Purchase Agreement, dated as of March 26, 2025, by and between us and Avondale. To the extent we later decide to register the offer and sale of shares to Avondale pursuant to the Registration Statement, if permissible, we would file a prospectus supplement to the base prospectus that sets forth the terms of such offering.

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We thank you for your review of the foregoing. Should you require further information, please contact our counsel, Blake Baron, Esq., at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Khurram P. Sheikh
Khurram P. Sheikh
Chief Executive Officer